UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/S/ WESLEY S. MCDONALD
Wesley S. McDonald
Executive Vice President, Chief Financial Officer

Date: July 22, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kohl’s Department Stores, Inc. Savings Plan

January 30, 2010 and January 31, 2009

Kohl’s Department Stores, Inc. Savings Plan

January 30, 2010 and January 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To The Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

Menomonee Falls, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 30, 2010 and January 31, 2009 and the related statement of changes in assets available for benefits for the year ended January 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 30, 2010 and January 31, 2009 and the changes in assets available for benefits for the year ended January 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
July 19, 2010

Kohl's Department Stores, Inc. Savings Plan

Statements of Assets Available for Benefits

	January 30, 2010	January 31, 2009
Cash	$41,148	$108,960
Investments, at fair value	483,449,382	326,143,906
Receivables:
Company contribution	13,735,356	15,694,758
Participants’ contributions	482,131	926,316

Assets available for benefits - at fair value	497,708,017	342,873,940
Adjustment from fair value to contract value for investment in Common Collective Trust Fund	(2,952,245)	4,202,114

Total assets available for benefits	$494,755,772	$347,076,054

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended January 30, 2010

Additions:
Contributions:
Company	$30,121,848
Participants	45,604,367
Rollovers	2,290,146

Total contributions	78,016,361
Net realized and unrealized appreciation in fair value of investments	92,681,945
Interest and dividend income	7,764,696

Total additions	178,463,002
Benefit and withdrawal payments	30,783,284

Net increase in assets available for benefits	147,679,718
Assets available for benefits at beginning of year	347,076,054

Assets available for benefits at end of year	$494,755,772

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 30, 2010 and January 31, 2009

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all full-time and part-time employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly-owned subsidiary of Kohl’s Corporation. All full-time employees are eligible when they are hired and part-time employees are eligible once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for more complete information.

Participants may borrow $1,000 to $50,000 from their fund accounts, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Plan’s investments are valued as follows:

•	Kohl’s Corporation Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

•	Mutual Funds are valued at fair value based on the net asset value of the fund.

•	The Common Collective Trust Index Fund is valued at fair value based on the net asset value of the fund.

•

The Common Collective Trust Fund, a fully-benefit responsive investment contract, is valued at fair value based on the information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer of the specific instruments held by the fund at year end.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

In determining assets available for benefits, the Common Collective Trust Fund is recorded at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and represents contributions under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses.

•	Participant loans are stated at the unpaid principal balance, which approximates fair value. The interest rates on such loans ranged from 3.25% to 8.25% as of January 30, 2010.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gains or losses on investment sales represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s 21 investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31. Fiscal 2009 ended on January 30, 2010 and fiscal 2008 ended on January 31, 2009.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 100% of each participant’s contribution, up to a maximum of 3% of the participant’s base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

The Company’s profit-sharing and matching contributions are 100% vested after three years of credited service.

Subject to the terms of the plan, upon termination, the nonvested portion of any participant account is generally forfeited and applied to reduce future Company contributions. Forfeitures used to reduce contributions totaled approximately $1.9 million for the year ended January 30, 2010 and $1.7 million for the year ended January 31, 2009. Unallocated forfeitures, which were used to reduce Company contributions in the following year, totaled $357 thousand as of January 30, 2010 and $146 thousand as of January 31, 2009.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

Vested benefits for retired participants and total and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

4. Investments

The Plan’s investments are classified into one of the following pricing categories:

•	Level 1 - Securities valued using quoted prices from active markets for identical assets

•	Level 2 - Securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data

•	Level 3 - Securities valued based on significant unobservable inputs that are not corroborated by market data.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth the fair value of the Plan’s investments as of January 30, 2010 and January 31, 2009:

	January 30, 2010
	Level 1	Level 2	Level 3	Total	January 31, 2009
Kohl’s Common Stock	$58,372,802	$—	$—	$58,372,802	$41,278,682
Common Collective Trust Fund	—	71,212,241	—	71,212,241	60,715,059
Common Collective Trust Index Fund	—	34,766,676	—	34,766,676	24,078,092
Mutual Funds	303,932,758	—	—	303,932,758	187,348,879
Participant Loans	—	—	15,164,905	15,164,905	12,723,194

Total Investments	$362,305,560	$105,978,917	$15,164,905	$483,449,382	$326,143,906

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

The table below sets forth a summary of changes in the fair value of the participant loans (Level 3 investments).

	2010	2009
Balance at beginning of year	$12,723,194	$10,943,955
Issuances and interest earned	10,118,025	8,416,881
Repayments	(7,676,314)	(6,637,642)

Balance at end of year	$15,164,905	$12,723,194

During the year ended January 30, 2010, the Plan’s investments, including investments purchased, sold, and held, appreciated in fair value as determined by quoted redemption or market prices as follows:

Kohl's Corporation common stock	$15,612,545
Common collective trust index fund	133,933
Mutual funds	76,935,467

$92,681,945

The fair value of investments representing 5% or more of the Plan’s assets are as follows:

	January 30, 2010	January 31, 2009
SSGA Target Retirement Portfolio	$88,522,931	$43,489,884
Putnam Stable Value Fund	71,212,241	60,715,059
American Funds Growth Fund of America	58,711,100	40,611,423
Kohl’s Corporation Common Stock*	58,372,802	41,278,682
American Funds Europacific Growth Fund	54,170,128	19,521,836
T. Rowe Price Balanced Fund	36,327,745	26,481,034
Vanguard 500 Index Fund Signal Shares	34,766,676	—
PIMCO Total Return Fund	32,301,544	24,742,818
Dodge & Cox Stock Fund	24,263,185	14,712,605
Putnam S&P 500 Index Fund	—	24,078,092

*	Indicates party in interest to the Plan.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

Common Collective Trust Fund

The Putnam Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately three percent for the year ended January 30, 2010 and approximately five percent for the year ended January 31, 2009.

The table below reconciles the fair value and the contract value of the Common Collective Trust Fund:

	January 30, 2010	January 31, 2009
Fair value	$71,212,241	$60,715,059
Adjustment to contract value	(2,952,245)	4,202,114

Contract value	$68,259,996	$64,917,173

5. Amount Owed to Participants Withdrawing from the Plan

There were no amounts owed to participants who have withdrawn from the plan as of January 30, 2010 or January 31, 2009.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Transactions With Parties-in-Interest

During fiscal 2009, the Plan purchased and sold Kohl’s Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$2,216,989	$3,217,756
Number of shares	45,915	68,113

No dividends were declared or paid on the Company’s common stock in fiscal 2009.

8. Reconciliation of Financial Statements to Schedule H Form 5500

The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2009 Form 5500, Schedule H, Part I:

	January 30, 2010	January 31, 2009
Assets available for benefits as reported in the financial statements	$494,755,772	$347,076,054
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	2,952,245	(4,202,114)

Assets as reported on Form 5500	$497,708,017	$342,873,940

The following is a reconciliation of the net increase in assets available for benefits as reported in the 2009 financial statements to the net loss as reported on the 2009 Form 5500, Schedule H, Part II:

Net increase in assets available for benefits as reported in the financial statements	$147,679,718
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	7,154,359

Net gain as reported on Form 5500	$154,834,077

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements—(Continued)

January 30, 2010 and January 31, 2009

9. Subsequent Events

Management has evaluated the impact of all subsequent events through July 19, 2010, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

Kohl’s Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i- Schedule of Assets (Held At End of Year)

January 30, 2010

Parties in interest to the Plan	Identity of Issue, Borrower, Lessor or Similar Party	Cost	Current Value
*	Kohl’s Corporation Common Stock	**	$58,372,802

	Mutual Funds:
	American Funds Europacific Growth Fund	**	54,170,128
	American Funds Growth Fund of America	**	58,711,100
	Dodge & Cox Stock Fund	**	24,263,185
	Blackrock Inflation Protected Bond Institution	**	481,674
	JPMorgan Mid Cap Equity Select	**	448,314
	PIMCO Total Return Fund	**	32,301,544
	T. Rowe Price Small Cap Stock Fund	**	8,706,136
	T. Rowe Price Balanced Fund	**	36,327,745
	SSGA Target Retirement Income Strategy	**	2,462,762
	SSGA Target Retirement 2010 Strategy	**	3,722,994
	SSGA Target Retirement 2015 Strategy	**	7,682,065
	SSGA Target Retirement 2020 Strategy	**	10,235,731
	SSGA Target Retirement 2025 Strategy	**	11,962,832
	SSGA Target Retirement 2030 Strategy	**	12,273,555
	SSGA Target Retirement 2035 Strategy	**	10,752,914
	SSGA Target Retirement 2040 Strategy	**	9,684,272
	SSGA Target Retirement 2045 Strategy	**	10,037,243
	SSGA Target Retirement 2050 Strategy	**	9,708,563

	Common Collective Trust Index Fund:
	Vanguard 500 Index Fund Signal Shares	**	34,766,676

	Common Collective Trust Fund:
	Putnam Stable Value Fund	**	71,212,241

*	Participant Notes Receivable, interest range from 3.25% to 8.25%	-0-	15,164,905

			$483,449,382

*	Indicates party in interest to the Plan
**	Cost omitted for participant directed funds